UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Genius Group Enters into Amendment to Securities Purchase Agreement

On January 27, 2023, Genius Group Limited, a Singapore public limited company (“Genius Group” or the “Company”), entered into an amendment to its Securities Purchase Agreement dated August 24, 2022 (the “Securities Purchase Agreement”) pursuant to which the Company issued and sold its Secured Convertible Note due February 26, 2025 in the original principal amount of $18,130,000 (the “Note”), which amends certain provisions of the Securities Purchase Agreement and the Note. The Company filed a Form 6-K on August 26, 2022 reporting the entry into the Securities Purchase Agreement, the issuance and sale of the Note and the other transactions contemplated by the Securities Purchase Agreement. The Securities Purchase Agreement and the Note were filed as Exhibits 10.1 and 10.2, respectively, to that Form 6-K.

In addition to the amendments to the Securities Purchase Agreement and Note described below, the Holder of the Note agreed to authorize the release of $4,000,000 of Blocked Cash from the Blocked Account, and to notify the depository bank where the Blocked Account is maintained of such release.

The Securities Purchase Agreement was amended as follows:

(a) Section 4 of the Securities Purchase Agreement was amended by adding the following as new Section 4.17:

“4.17 Variable Rate Transactions. From the date of this Agreement and for so long as the Notes remain outstanding, the Company shall obtain the Buyers’ written consent prior to announcing, effecting, or entering into an agreement, letter of intent, term sheet, engagement letter or other instrument or arrangement to effect, at any time, any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. In addition, the Company covenants and agrees that it will not enter into any agreement, undertaking or covenant with a third party that prohibits the Company or its Subsidiaries from entering into, effecting or announcing a Variable Rate Transaction or similar transaction with the Buyers or their Affiliates at any time. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt, preferred stock or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering,” whereby the Company may issue securities at a future determined price. Any Buyer shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages. Notwithstanding the foregoing, the Company may enter into and make sales of Ordinary Shares pursuant to an “at the market” offering program with a bona fide broker dealer or investment bank provided that the Company does not sell its Ordinary Shares at a price less than or equal to $5.17 (subject to appropriate adjustments for any share dividend, share split, share combination, reclassification or similar transaction).”

(b) Section 4.13(a) of the Securities Purchase Agreement was amended and restated in its entirety as follows:

From the date hereof until March 1, 2026, upon any proposed issuance by the Company or any of its Subsidiaries of any Ordinary Shares, Options, Convertible Securities or Indebtedness in exchange for cash, notes, convertible notes, indebtedness or a combination thereof (a “Subsequent Financing”), the Buyers shall have the right to participate in up to an aggregate amount of the Subsequent Financing equal to the Participation Maximum (as defined below), pro rata to each Buyer’s Subscription Amount, on substantially the same economic terms and conditions set forth in the Offer Notice. For purposes of this Agreement, the “Participation Maximum” shall mean (a) so long as the Notes remain outstanding, 100% and (b) if the Notes are no longer outstanding, 40%.

Section 2(a) of the Note was amended and restated in its entirety as follows:

“Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the Outstanding Principal Value of this Note (less, so long as no Event of Default has occurred and solely for purposes of this Section 2(a), the amount of Cash then held in the Blocked Account from and after the date that $4,000,000 is released from the Blocked Account pursuant to Section 2(a) of the Amendment Agreement, dated January 27th, 2023, by and among the Company and the Holders), and on basis of a 360-day year and twelve 30-day months and shall be payable in arrears on each Interest Date and shall compound each calendar month and shall be payable in accordance with the terms of this Note. Interest shall be paid (i) on each Interest Date occurring on an Installment Date in accordance with Section 8 as part of the applicable Installment Amount due on the applicable Installment Date and (ii) with respect to each other Interest Date, on such Interest Date in cash.”

In addition, Section 10 of the Note was amended to extend the date by which the Company is required to pay the redemption price if it elects to redeem the Note (including principal, accrued interest, make-whole amounts, late payments and other outstanding amounts) from 30 Trading Days to 60 Trading Days.

EXHIBIT INDEX

Exhibits
Item	Description
10.1	Amendment Agreement dated as of January 27, 2023 by and among the Company, Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, and the guarantors a party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 30, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)